

February 18, 2014

VIA E-Mail
Mr. Brian D. Lawson
Chief Financial Officer
Brookfield Asset Management, Inc.
Brookfield Place
P.O. Box 762
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

> **Re: Brookfield Asset Management, Inc.**
> **Form 40-F for the year ended December 31, 2012**
> **Filed on April 2, 2013**
> **File No. 033-97038**

Dear Mr. Brian D. Lawson:

We have reviewed your response letter dated October 7, 2013 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2012

General

1.   We note you have presented certain financial measures within your Supplemental Information and your Investor Day Presentation provided on your website.   For the following measures identified below, please provide to us additional information including a detailed discussion of how these measures are calculated, what these measures represent, and why these measures are presented.   Your response should provide better insight into how your management utilizes these particular measures, their meaningfulness to investors, and how the measures are derived from your IFRS financial

statements.   Please address each of the following measures separately. We may have
further comment.
- Annualized Fee Base
- Target Carried Interest
- Unrealized Carried Interest
- Base Case Value
- FFO From Operating Activities
- Gross Profit Margin for Asset Management Line
- Net Income Presented Within Summarized Financial Results.

2. We also note your use of the term "Appraisal Gains" in the Supplemental Information on
your website. Please define this term for us, and clarify if the reference to appraisals is
related to third-party appraisals or internally generated valuations. If the gains are not
determined through reliance on third-party appraisals, please tell us why you believe it is
appropriate to use the term "Appraisal Gains."

3. We note your use of the term "Valuation Items" throughout your filing. Specifically, we
note that you have used this term as a heading on the face of your statements of
operations to refer to the line items "Fair value changes" and "Depreciation and
amortization." We also note that you use the term "Valuation Items" as the title of Other
Segment Information in your segment footnote. In addition, you disclose on page 35 that
the total amount of valuation items on an entity basis is a non-IFRS measure. Thus, it
appears that the term "Valuation Items" has various definitions. Please revise your
disclosure to provide distinct titles for the various terms so that investors can clearly
understand what the measures represent particularly in light of the fact that some of them
are calculated on a basis consistent with IFRS and others are not.

4. We note your responses to comments nos. 10, 12, 13, 14 and 15 of our comment letter
dated September 3, 2013 in which you state that you will include the requested
information to the extent you consider it material in the context of the company's
consolidated financial statements. Please confirm that you will provide the requested
information or provide us with a detailed analysis of why you believe that the requested
disclosure is not material. We may have further comment.

Part 3 – Business Segment Results

Segment Operating and Performance Measures, pages 34 – 36

5. We have considered your response to comment 4 and your definition of FFO.   We note
that your FFO measure includes certain disposition gains that are not otherwise included
in net income as determined under IFRS.   Please expand your definition of FFO to
clearly state that you are adjusting disposition gains on certain asset classes disposed of
within the current year for the fair value changes and revaluation surplus recorded on
those assets in prior years either through net income or directly in equity. Also, expand
your explanation of why these adjustments are meaningful to investors and management,

and revise the title "Disposition Gains" throughout your filing to indicate that a
significant portion of the gains are not included in net income in the current year (e.g.,
"Adjusted Disposition Gains").

6. We note that you make significant adjustments to the most directly comparable IFRS
    measures when determining and presenting your non-IFRS measures, in particular related
    to the Disposition Gains component of FFO and Valuation Items. Notwithstanding our
    other comments, please tell us what consideration you gave to whether your use of such
    significant adjustments for items not included in current year net income confuses or
    obscures the most directly comparable IFRS measure to such an extent that the measures
    may be confusing to investors. We may have further comment.

7. We have considered your response to comment 5.   We are unable to agree with your
    position that revenue is the most comparable measure to NOI and SOI because there are
    fewer reconciling items. We believe net income is the most comparable measure to NOI
    and SOI since they are all measures of profit/loss that include costs as well as
    revenues.   Please revise accordingly.

Asset Management and Other Services, pages 39 - 43

8. We have considered your response to comment 8; please address the following additional
    items regarding the annualized fees disclosed on page 40 :
    ▪ Revise your disclosure to present this annualized forward-looking information in a
      table separate from your presentation of historical results of operations accounted for
      under IFRS and include the appropriate cautionary language. Also, discuss any
      material differences between annualized amounts previously disclosed and actual
      results.
    ▪ Revise your disclosures to provide more clarity into how these annualized amounts
      are determined including any significant assumptions you relied upon.   For example,
      we note that base management fees are based on capital committed or invested and
      contractual arrangements at December 31, 2012.   Please quantify each of the
      amounts related to capital committed and capital invested, and disclose the terms (or a
      range of the terms) of the related contractual arrangements used in the calculations for
      each type of capital.
    ▪ We note your disclosure on page 36 which states that you typically earn base
      management fees on capital from the time that it is committed until such time that it is
      invested. You refer to that time as the investment period. Please tell us if rates at
      which you earn fees on capital during the investment period differ from the rates once
      the capital is invested. If so, expand your disclosure to discuss this fact as well as the
      impact on the annualized fee amounts.
    ▪ We also note your disclosure on page 42 related to private fund capital. You state
      that on occasion you let investment periods lapse without fully investing available
      capital if you are not satisfied with potential returns. Please advise us of your
      historical experience with letting investment periods expire and quantify the amount
      of capital related to these expirations. Disclose the amount of capital for which the

investment period ends over the next 12 month period and your assumptions related to this capital in the annualized fee amounts.

▪ Discuss the circumstances, if any, under which the commitments of capital could be broken (i.e., if they are not firm commitments), and your basis for including the related amounts in your calculation of annualized base management fees, if applicable.

▪ In addition, in order to provide balanced disclosure, please disclose the expected costs that will be incurred in order to earn these annualized fees, and the basis for your estimate.

Part 4 – Capitalization and Liquidity

Cash and Financial Assets, page 68

9.   We have considered your response to comment 18 and your proposed revised disclosures.   Please also revise to include a notation to the column labeled "Funds from Operations" to define what these amounts represent as outlined within your response, and reconcile the amounts to line items recorded in your IFRS statement of operations.

Note 3 – Segmented Information, pages 102 – 108

10.   We have considered your responses to comments 3 and 20 and reviewed your proposed revised disclosures.   Your proposed reconciliation still contains a subtotal that represents total entity FFO, which is a non-IFRS measure. Please revise to remove such subtotal and, instead, reconcile total reportable segment profit or loss to entity profit or loss in accordance with paragraphs 16 and 28(b) of IFRS 8. In this regard, we note that you have included a line item in your FFO subtotal that is labeled as "Corporate/Unallocated" which does not represent a reportable segment. Instead, the amounts attributed to "Corporate/Unallocated" should be broken down and included as part of the adjustments to reconcile reportable segment FFO to net income.

11.   We note your disclosure of Other Segment Information - Valuation Items in (d) of your segment footnote. You present a Consolidated total amount for the Valuation Items which is an entity based amount, and your disclosure on page 35 indicates that it is a non-IFRS measure. Please remove this total from your segment footnote and revise to reconcile the total reportable segment Valuation Items to the corresponding entity based IFRS amounts as required by paragraph 28(e) of IFRS 8.

12.   We note your proposed disclosure of revenue by business line. We also note that you have identified 13 business lines, but only identified five operating segments in your segment footnote disclosure. Please tell us how you determined that you only have five operating segments. In particular, we question whether your Asset management, Construction and property services, Private equity, and Residential development business lines are actually four separate operating segments. In this regard, we note that an operating segment should be determined at the level that operating decisions are made,

rather than overall strategic decisions. Please provide us with a full analysis with reference to IFRS 8.

13.   Please expand your disclosure to comply with paragraph 33(a) of IFRS 8 which requires that an entity disclose its basis for attributing revenues from external customers to individual countries.

Exhibit 99.2 to Form 6-K filed April 9, 2013

Principal Holders of Voting Shares, page 6

14.   Please supplementally provide us with the organizational chart of Partners Limited and the shareholders' agreement to which each shareholder of Partners Limited is a party.

15.   We note your disclosure that "the business purpose of Partners Limited is, among other things, to hold shares of the Corporation, directly or indirectly, for the long term." Please tell us whether Partners Limited has any business operations other than to hold your shares and describe such operations.

16.   We note your disclosure that "as at March 20, 2013, there were 44 shareholders of Partners Limited, none of whom holds more than 20% effective equity interest in Partners Limited." Please explain to us what you mean by "effective equity interests."   Also, please tell us how these equity interests are valued and how they are acquired by your current and former executives and directors. To the extent they are acquired yearly or on an on-going basis, please explain the process. We may further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

                                                                Sincerely,

                                                                /s/ Jessica Barberich

                                                                Jessica Barberich
                                                                Assistant Chief Accountant